EXHIBIT (m)(3)(b)

SCHEDULE A

EATON VANCE MUTUAL FUNDS TRUST CLASS A DISTRIBUTION PLAN August 9, 2010

Name of Fund	Adoption Date

Eaton Vance Emerging Markets Local Income Fund	April 23, 2007
(formerly Eaton Vance Emerging Markets Income Fund)
Eaton Vance Global Macro Absolute Return Fund	April 23, 2007
(formerly Eaton Vance Global Macro Fund)
Eaton Vance International Income Fund	April 23, 2007
Eaton Vance Global Macro Absolute Return Advantage Fund	August 9, 2010